

September 29, 2021

Kai Xiong
Chief Executive Officer and Director
Keyarch Acquisition Corp
275 Madison Avenue, 39th floor
New York, New York 10016

Re: Keyarch Acquisition Corp
Draft Registration Statement on Form S-1
Submitted September 2, 2021
CIK No. 0001865701

Dear Dr. Xiong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Cover Page, page i

1. We note that a majority of your executive officers are located in or have significant ties to China and Hong Kong, and your disclosure that you are seeking to acquire a company that may be based in China in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company's post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to

significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Prospectus Summary, page 3

2. To the extent that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe in the prospectus summary what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company's operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

3. We note disclosure on page 72 that the approval of the PRC government may be required for this offering. Disclose in your prospectus summary each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

4. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

5. We note your disclosure regarding the Holding Foreign Companies Accountable Act on page 69. Disclose in your prospectus summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Risk Factor Summary, page 28

6.   In your summary of risk factors, expand your disclosures on page 26 to disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If we select a business combination target that operates in the People's Republic of China, page 62

7.   We note the disclosure that "if the government of the PRC finds that the agreements [you] entered into to acquire control of a target business through contractual arrangements with one or more operating businesses do not comply with local governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, [you] could be subject to significant penalties or be forced to relinquish our interests in those operations." To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

8.   Given the Chinese government's significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and

cause the value of such securities to significantly decline or be worthless.

We may be subject to certain risks associated with acquiring and operating businesses in the People's Republic of China, page 62

9. We note your disclosure on page 62. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to also explain how this oversight could impact your business on a post-combination basis.

The M&A Rules and certain other People's Republic of China regulations establish complex procedures for some acquisitions, page 64

10. Please revise your disclosure to highlight that PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, may impact your ability to complete a business combination in the prescribed time period.

  You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Law Clerk, at 202-551-5351 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Karen Dempsey